China Cord Blood Corporation Announces
Pricing of Follow-On Public Offering of Ordinary Shares

HONG KONG, China, November 5, 2010 - China Cord Blood Corporation (NYSE: CO) (“CCBC” or “the Company”), the first and largest cord blood bank operator in China, announced today that it has priced a follow-on underwritten public offering (the “Offering”) of 8,050,000 ordinary shares (the "Shares") at a price of $4.50 per Share, including 1,050,000 Shares being sold by certain selling shareholders.  The total gross proceeds of the Offering to the Company will be $31.5 million. Certain shareholders (the “Shareholders”) of the Company have also granted the underwriter an option, exercisable for a period of 30 days, to purchase up to an additional 1,207,500 Shares to cover over-allotments, if any.  The Offering is expected to close on November 10, 2010, subject to customary closing conditions.

The Company intends to use the net proceeds it will receive from the Offering to establish a new storage facility in Zhejiang province, to develop the Zhejiang operation and for general working capital purposes.  The Company will not receive any of the proceeds from the sale of the Shares by the Shareholders.

Jefferies & Company, Inc. is the sole bookrunner and underwriter for the Offering.  The Company has conducted the Offering pursuant to an effective shelf registration statement previously filed with the Securities and Exchange Commission (the “SEC”).  Copies of the final prospectus supplement and the accompanying prospectus, when available, may be obtained on the SEC’s website, www.sec.gov, and by contacting Jefferies & Company, Inc. at 520 Madison Avenue, 12th Floor, New York, NY 10022, Attention: Equity Syndicate Prospectus Department, Phone: +1-877-547-6340 or by e-mail to prospectus_department@jefferies.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.  The Offering may only be made by means of a prospectus supplement and related base prospectus.

About China Cord Blood Corporation

China Cord Blood Corporation is the first and largest cord blood banking operator in China in terms of geographical coverage and is the only cord blood bank operator in China with multiple licenses.  Under the current PRC government regulations, only one licensed cord blood bank operator is permitted to operate in each licensed region and only seven licenses have been authorized as of today.  China Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing, and stem cell storage services.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, performance and results of operations, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in statements filed from time to time with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof. Completion of the proposed offering is subject to market conditions and other factors

For more information, please contact:

China Cord Blood Corporation
Ms. Joeling Law
Tel: (+852) 3605-8180
Email: ir@chinacordbloodcorp.com

ICR, LLC
In New York: Ashley M. Ammon or Christine Duan: 1-646-277-1227
In Beijing: Wen Lei Zheng: +86-10-6599-7968